Exhibit (d)(17)

CALAMOS INVESTMENT TRUST

December 18, 2014

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563

Ladies and Gentlemen:

Re:	Management Agreement

Pursuant to paragraph 1(b) of the Management Agreement (the “Agreement”) between Calamos Investment Trust and Calamos Advisors LLC dated December 13, 2004, as amended, we hereby notify you that the board of trustees of Calamos Investment Trust have established two additional sub-trusts, designated Calamos Global Convertible Fund (“Global Convertible”) and Calamos Hedged Equity Income Fund (“Hedged Equity Income”) (each a “New Fund”, collectively the “New Funds”), and have appointed you as Manager to act as manager and investment adviser to those New Funds on the terms and conditions set forth in the Agreement, except that the advisory fee applicable to Global Convertible shall be calculated as follows:

The base fee rate shall be at the annual rate of 0.85% of the first $500 million of the average daily net assets; 0.80% of the next $500 million of the average daily net assets; and 0.75% in excess of $1 billion; and

The advisory fee applicable to Hedged Equity Income shall be calculated as follows:

The base fee rate shall be at the annual rate of 0.75% of the first $500 million of the average daily net assets; 0.70% of the next $500 million of the average daily net assets; and 0.65% in excess of $1 billion.

Please sign below to evidence the acceptance of your appointment as Manager for the New Funds designated Calamos Global Convertible Fund and Calamos Hedged Equity Income Fund, as set forth above and in the Agreement.

Very truly yours,

CALAMOS INVESTMENT TRUST

By:	/s/ J. Christopher Jackson
J. Christopher Jackson
Secretary

Appointment as Manager for the New Funds designated Calamos Global Convertible Fund and Calamos Hedged Equity Income Fund, as set forth above and in the Agreement is accepted this 18th day of December 2014.

CALAMOS ADVISORS LLC

By:	/s/ Nimish S. Bhatt
Nimish S. Bhatt
Senior Vice President, Chief Financial Officer, and Head of Fund Administration